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  FORM 3                                                                                                     OMB APPROVAL
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                                                                                                    OMB Number: 3235-0104
                                   U.S. SECURITIES AND EXCHANGE COMMISSION                          Expires: December 31, 2001
                                             WASHINGTON, D.C. 20549                                 Estimated average burden hours
                                                                                                    per response: 0.5
                            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES               ----------------------------------

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section  17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print Or Type Responses)
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1. Name and Address of Reporting Person*            2. Date of Event Requiring     4. Issuer name and Ticker or Trading Symbol
                                                       Statement
                                                       (Month/Day/Year)               Chemdex Corporation (CMDX)


   The Bay City Capital Fund I, L.P.           July 26, 1999
   c/o Bay City Capital LLC

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     (Last)           (First)           (Middle)

                                                    --------------------------------------------------------------------------------
                                                    3. IRS or Social Security      5. Relationship of Reporting Person(s) to Issuer
   750 Battery Street, Suite 600                       Number of Reporting                     (Check all applicable)
                                                       Person (Voluntary)
                                                                                            Director           X     10% Owner
               (Street)                                                            --------                 -------
---------------------------------------------------
                                                                                            Officer (give            Other (specify
                                                                                   -------- title below)    -------  below)


  San Francisco     California          94104
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     (City)           (State)           (Zip)

---------------------------------                    ---------------------------------
6. If Amendment, Date of                             7. Individual or Joint/Group
   Original (Month/Day/Year)                            Filing (Check Applicable Line)
                                                      X   Form filed by One
                                                     ---  Reporting Person
                                                          Form filed by More Than
                                                     ---  One Reporting Person
---------------------------------                    ---------------------------------

                                 TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                   2. Amount of Securities      3. Ownership Form:            4. Nature of Indirect
   (Instr. 4)                             Beneficially owned           Direct (D) or                 Beneficial Ownership
                                          (Instr. 4)                   Indirect (I) (Instr. 5)       (Instr. 5)
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Series A Preferred Stock (1)              1,115,400 (2)                       D (3)

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Series B Preferred Stock (1)              1,285,987 (2)                       D (3)

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Series C Preferred Stock (1)              393,631 (2)                         D (3)

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Reminder: Report on a separate line for each class of securities owned directly or indirectly.                                (Over)
* If the form is filed by more than one reporting person, (see) Instruction 5(b)(v).                                 SEC 1473 (3-99)

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are not required to respond unless the form displays a currently valid OMB Number.                                       Page 1 of 3
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FORM 3 (CONTINUED)
         TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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 1. Title of Derivative Security           2. Date Exercisable and Expiration        3. Title and Amount of Securities Underlying
    (Instr. 4)                                Date (Month/Day/Year)                     Derivative Security
                                                                                        (Instr. 4)

                                          ------------------------------------------------------------------------------------------
                                                                                                                   Amount or
                                              Date                                                                 Number of
                                              Exercisable    Expiration Date                  Title                Shares


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 4. Conversion or        5. Ownership Form         6. Nature of Indirect
    Exercise Price          of Derivative             Beneficial
    of Derivative           Security:                 Ownership
    Security                Direct (D) or             (Instr. 5)
                            Indirect (I)
                            (Instr. 5)

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  Explanation of Responses:
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(1)      The Preferred Stock of the Issuer shall automatically convert to Common
         Stock at a one-to-one ratio upon the closing if the Issuer's Initial Public Offering which is scheduled to occur on or about July 27, 1999. Accordingly, the number 2,795,018 shares of Preferred Stock held by The Bay City Capital Fund, I. L.P. will automatically convert to 2,795,018 shares of Common Stock upon the date of such event.

(2) The information on this Form 3 reflects a one-to-two reverse split of Common Stock and Preferred Stock. Of the shares reported, certain individuals associated with The Bay City Capital Fund I, L.P. have a pecuniary interest in 42,900 shares of Series A Preferred Stock of the Issuer and 17,497 shares of Series C Preferred Stock of the Issuer, and the Reporting Person disclaims any beneficial ownership in such shares.

(3) Certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (including Mr. Pritzker) are indirect investors in The Bay City Capital Fund I, L.P. Mr. Pritzker disclaims any beneficial ownership in the shares held by The Bay City Capital Fund I, L.P.





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***Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


     /s/ John Diekman                                        July 16, 1999
-----------------------------------------             --------------------------
       **Signature of Reporting Person                            Date




Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.





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contained in this form are not required to respond unless the form
displays a currently valid OMB Number.                               Page 3 of 3